September 7, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER MAKES NEW DISCOVERY AT 590 METRES DEPTH AT
GUANAJUATO AND EXPANDS SANTA MARGARITA VEIN

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to report that the deep drilling program in the Rayas area of the Guanajuato mine has significantly expanded the size of the gold-rich Santa Margarita vein and has intersected a new zone of high grade silver-gold mineralization at a vertical depth of almost 600 metres.

The drilling is being conducted at 50 metre centres from the 390 metre level of the mine and has so far extended the known strike length of the Santa Margarita vein to more than 175 metres and the depth extent to at least 125 metres below the current mining on the 415 metre level. The shallower holes are providing information for imminent mine development and production, while all holes will provide valuable data for mine planning and resource estimation.

Highlights of the recent drilling include 20.42g/t Au and 24g/t Ag over 1.85 metres in hole EUG10-060, and two intercepts of 24.37g/t Au and 24g/t Ag over 1.5 metres and 20.13g/t Au and 23g/t Ag over 2.55 metres, in hole EUG10-061. The latter intercept is contained within a wider interval grading 7.08g/t Au and 9g/t Ag over 8.20 metres, only 6 metres from the first vein. It is not yet clear if this separate zone in hole EUG10-061 represents a new structure or a branch of the Santa Margarita structure. The 1:1 ratio of gold to silver indicates that the mineralization is present as electrum, a naturally-occurring gold-silver alloy with equal amounts of the two metals.

Drilling on section 250S, the southernmost section drilled to date and 200 metres south of holes EUG10-060 and EUG10-061, returned deep intersections on both the Santa Margarita and Veta Madre structures. Vertical drill hole EUG10-057 intersected the Santa Margarita structure and returned 2.15 metres grading 576g/t silver and 1.33g/t gold at a depth equivalent to the 590 metre level, making this the deepest silver-gold intersection to date in this part of the mine.

The Veta Madre structure, parallel to Santa Margarita, is often not as well mineralized when the latter is well mineralized. As such, drill hole EUG10-054, on section 250S, did not return any significant values in the Santa Margarita structure, but intersected 5.1 metres grading 287g/t silver and 1.23g/t gold in the Veta Madre at a depth equivalent to the 548 metre level. This represents the deepest mineralization on the Veta Madre to date. Together with several historic holes drilled close to section 220S to the north, this portion of the Veta Madre structure appears to host a sub-horizontal lens of economic mineralization that is still open to the south.

Development and partial exploitation by the former mine owners in this part of the mine only extended to the 475 level along some parts of the Veta Madre from 300S to 500S. As such, this level will provide future access to the deeper portions of the Santa Margarita and Veta Madre structures.

The recent drilling results are significant in that several new epithermal systems appear to be developing in the deepest parts of the multi-phase epithermal system known to exist at Guanajuato. The Santa Margarita structure varies from a quartz-dominant breccia with <1% pyrite to intensely altered, breccia/stockwork in a volcanic/intrusive host rock with 2-3% blotchy pyrite. The upper parts of the system are gold rich with electrum (for example EUG10-060 and 061) while deeper intersections are silver rich (for example EUG10-057).

While the two types of mineralization appear to correlate structurally, the geological characteristics of the deeper intercept are different than those of the Santa Margarita vein higher in the mine. In several holes on section 250S, a quartz porphyry is becoming more prevalent and, in the hole 057 intercept, clasts of the porphyry are caught up in the vein material. Quartz porphyries are common in many vein-type deposits world-wide and are generally considered by geologists to be a positive sign for gold and/or silver mineralization. This porphyry is known to be associated with silver-gold mineralization in the past-producing Sirena Mine to the south (owned by Fresnillo Plc.), and there is still approximately 250 metres of as-yet untested ground to the property boundary.

As such, the intercept in hole EUG10-057 may represent a separate mineralized pulse, and is open to the south and to depth but, until more information becomes available, it is still being considered as part of the Santa Margarita system.

“These recent results from the deep drilling program at Rayas are confirming our long-standing belief that the mineralizing system at Guanajuato has a lot of life left in it”, stated Robert Archer, President & CEO. “The expansion of the gold-rich Santa Margarita vein will not only increase our resource base but should provide for consistent and higher gold production for the foreseeable future. The discovery of a new silver-gold zone near the 600 metre level is very exciting as it, in itself, opens up a whole new area of the mine. We have only tested 250 metres of strike length in the deep Rayas area to date, of a planned 600 metres. The Guanajuato Mine property covers 4,200 metres of strike length, and next year, we will be testing the depth extent of the historically rich Valenciana Mine.”

The 12,000 metres of underground drilling in the Rayas area began in February 2010. Initial drilling on sections 100S and 150S also intersected the Santa Margarita structure at the 450 level down to the 540 level (see news release of June 6, 2010). Highlights from the recent drilling are listed in the table below, and longitudinal and cross section maps can be found on the Company’s website at www.greatpanther.com.

Hole	Location	Section	From (m)	To (m)	Width (m)	TW (m)	Au (g/t)	Ag (g/t)	Zone
EUG10-047	Rayas	200S	195.65	197.70	2.05	1.8	5.17	9	S.M.
EUG10-049	Rayas	200S	170.40	173.40	3.00	2.9	4.96	29	S.M.
EUG10-053	Rayas	250S	181.65	182.85	1.20	1.2	0.33	116	V.M
EUG10-054	Rayas	250S	183.90	189.00	5.10	4.9	1.23	287	V.M.
EUG10-057	Rayas	250S	202.40	204.55	2.15	1.5	1.33	576	S.M.(?)
EUG10-058	Rayas	150S	172.50	179.05	6.55	5.5	6.23	11	S.M.
EUG10-060	Rayas	50S	172.30	174.15	1.85	1.6	20.42	24	S.M.
EUG10-061	Rayas	50S	146.85	148.35	1.50	1.4	24.37	24	S.M.
and			154.00	162.20	8.20	7.9	7.08	9	S.M.
including			154.00	156.55	2.55	2.4	20.13	23	S.M.

Development of new drill stations is ongoing along a hanging wall drift on the 390 level from 250S to 450S. While this work is being completed, the drill has been moved from the drill station at 250S to a station at 000S, where sections 050S and 000S are being drilled.

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine, under the meaning of NI 43-101. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples is conducted at the Guanajuato Mine on-site laboratory, independently run by SGS. Aspects of the mine relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, P.Geo.
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.